

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2024

Sonalee Parekh
Chief Financial Officer
RingCentral, Inc.
20 Davis Drive
Belmont, CA 94002

Re: RingCentral, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-36089

Dear Sonalee Parekh :

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Non-GAAP Adjusted, Unlevered Free Cash Flow, page 71

1.   You disclose non-GAAP adjusted, unlevered free cash flow that adds back net cash paid for interest and restructuring and other payments. You also state that this measure is useful information to management and investors in understanding the strength of liquidity and available cash. Tell us how you considered the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K which prohibits excluding charges that will require cash settlement from a non-GAAP liquidity measure.

Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies
Asset Write-down Charges, page 89

2.   We note your disclosure indicating that asset write-down charges consist of write-offs whenever events or changes in circumstances have occurred that could indicate the carrying amount of such assets may not be recoverable. In future filings, please clarify your disclosure here and on page 63 to explain how you determine the amount of any

impairment loss whenever these events or change in circumstances occur. Refer to ASC 340-40-35-3.

Controls and Procedures
Management's Annual Report on Internal Controls Over Financial Reporting, page 113

3. Please revise to disclose management's conclusion on the effectiveness of your internal controls over financial reporting. Refer to Item 308(a)(3) of Regulation S-K.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology